Exhibit 99.1

ENTRÉE GOLD REPORTS ADDITIONAL RESULTS OF
PRE-FEASIBILITY DRILLING PROGRAM AT ANN MASON, NEVADA

Vancouver, B.C., March 10, 2015 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") has received complete assay results from the final 20 holes of its 40 hole pre-feasibility (“PFS”) infill drill program at its 100% owned Ann Mason project in the Yerington district of Nevada. Results from the first 20 holes were announced in a news release on January 21, 2015.

Greg Crowe, President and CEO of Entrée commented, “Completion of the infill drill program marks an important milestone for Entrée.  Our technical team and external consultants are now preparing an upgraded resource estimate and updating the 2012 Preliminary Economic Assessment for Q2 2015.  We expect much of the current Inferred and Indicated resource to be upgraded to Measured and Indicated categories, providing a greater degree of confidence to the within-pit mineralization.  Measured and Indicated resources form the basis for estimating reserves as the project advances farther along the development timeline.”

Mr. Crowe also noted, “Previous metallurgical work has also indicated that the Ann Mason deposit has recoveries greater than 90% and produces a high quality copper concentrate, with no penalty elements.  Ann Mason’s clean, 30% concentrate, could serve as a vital source of feed for smelters looking for superior blend material. We also expect to start a PFS metallurgical program before the end of March 2015.”

Discussion of Results

The infill drill program commenced in August 2014 and was completed in late January 2015.  The program comprised 40 holes and a total of approximately 19,265 metres combined reverse circulation (“RC”) pre-collars and core.  Reported holes, with the exception of EG-AM-14-077, are all located in the eastern half of the Ann Mason deposit.

Results for the final 20 holes of the 40 hole program are reported in Table 1 below and, together with previous results, mark the completion of pre-feasibility infill drilling of the Ann Mason deposit within the Phase 5 pit discussed in the 2012 Preliminary Economic Assessment (“2012 PEA”).  Twelve of the twenty holes reported in this press release ended in mineralization (copper values greater than the 0.15% copper cut-off).  All of the reported holes intersected significant copper mineralization and lower grade holes tend to be located toward the northern-most border of the Phase 5 pit, in areas where strong mineralization was not expected.  A drill plan and a table of detailed drill hole information is available on www.entreegold.com.

Drill result highlights include:
•	EG-AM-14-043, located near the centre of the deposit, with 409 metres of 0.35% copper;
•	EG-AM-14-059, with 466 metres of 0.31% copper;
•	EG-AM-14-067, with 377 metres of 0.32% copper;
•	EG-AM-14-073, on the northeast rim of the deposit, with 102 metres of 0.36% copper; and
•	EG-AM-14-076, immediately northwest of 043, with 190 metres of 0.34% copper and a separate interval of 180 metres of 0.38% copper.

Table 1. Significant intercepts from 2014 Ann Mason drill holes.

Hole	From (m)	To (m)	Interval (m)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)
EG-AM-14-043*	210.3	242.0	31.7	0.33	0.01	0.38	0.002
including	210.3	226.0	15.7	0.49	0.02	0.56	0.003
and	290.0	698.9	408.9	0.35	0.06	1.01	0.002
including	290.0	376.0	86.0	0.45	0.06	0.69	0.003
including	490.0	656.0	166.0	0.37	0.08	1.46	0.002
including	672.0	698.9	26.9	0.48	0.13	2.27	0.002
EG-AM-14-044	224.0	310.0	86.0	0.39	0.02	0.64	0.010
and	388.0	436.0	48.0	0.20	0.03	0.56	0.009
and	488.0	516.0	28.0	0.20	0.01	0.34	0.018
EG-AM-14-055*	286.0	439.1	153.1	0.22	0.04	0.92	0.005
including	330.0	384.0	54.0	0.27	0.06	1.41	0.007
EG-AM-14-059*	179.8	646.0	466.2	0.31	0.05	0.98	0.001
including	181.4	244.0	62.6	0.39	0.04	0.57	0.002
including	268.0	338.0	70.0	0.46	0.08	1.58	0.002
including	354.0	412.0	58.0	0.50	0.10	1.79	0.001
including	582.0	630.0	48.0	0.38	0.09	1.80	0.001
EG-AM-14-060	268.0	456.0	188.0	0.27	0.01	0.28	0.004
including	340.0	420.0	80.0	0.34	0.01	0.35	0.004
EG-AM-14-061	272.0	360.0	88.0	0.20	0.01	0.19	0.008
and	386.0	422.0	36.0	0.29	0.01	0.27	0.005
EG-AM-14-064*	207.3	464.0	256.7	0.19	0.03	0.53	0.003
including	207.3	230.0	22.7	0.29	0.02	0.54	0.012
and	524.0	611.2	87.2	0.18	0.03	0.80	0.001
EG-AM-14-066	142.0	210.0	68.0	0.21	0.02	0.30	0.013
and	258.0	280.0	22.0	0.42	0.06	1.51	0.015
EG-AM-14-067*	198.3	574.9	376.6	0.32	0.06	1.35	0.003
including	198.3	268.0	69.7	0.37	0.03	0.59	0.005
including	296.0	318.0	22.0	0.44	0.08	1.37	0.001
including	368.0	442.0	74.0	0.43	0.11	2.58	0.001
including	508.0	552.0	44.0	0.36	0.09	2.08	0.003
EG-AM-14-068*	414.0	425.5	11.5	0.24	0.02	0.47	0.007
EG-AM-14-069*	230.0	242.0	12.0	0.23	0.01	0.33	0.003
and	320.0	409.4	89.4	0.22	0.03	0.60	0.027

Hole	From (m)	To (m)	Interval (m)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)
EG-AM-14-070*	202.7	559.3	356.6	0.22	0.03	0.65	0.010
including	204.2	214.0	9.8	0.36	0.02	0.61	0.019
including	302.0	328.0	26.0	0.26	0.03	0.53	0.032
including	406.0	426.0	20.0	0.35	0.05	0.87	0.007
including	468.0	559.3	91.3	0.32	0.06	1.48	0.007
EG-AM-14-071	272.0	500.0	228.0	0.24	0.04	0.81	0.007
including	330.0	350.0	20.0	0.41	0.07	1.37	0.010
EG-AM-14-072	98.8	116.0	17.2	0.23	0.01	0.22	0.003
and	156.0	238.0	82.0	0.20	0.02	0.33	0.008
and	296.0	430.0	134.0	0.22	0.02	0.40	0.015
EG-AM-14-073*	248.4	477.3	228.9	0.28	0.06	1.43	0.003
including	288.0	390.0	102.0	0.36	0.08	1.90	0.003
including	414.0	440.0	26.0	0.40	0.07	2.07	0.004
EG-AM-14-074	294.0	454.0	160.0	0.20	0.03	0.71	0.022
including	400.0	442.0	42.0	0.25	0.04	1.03	0.033
EG-AM-14-075*	296.0	344.0	48.0	0.15	0.02	0.46	0.013
EG-AM-14-076	302.0	492.0	190.0	0.34	0.02	0.49	0.003
and	556.0	736.0	180.0	0.38	0.06	1.09	0.002
EG-AM-14-077*	278.0	324.9	46.9	0.21	0.02	0.35	0.003
EG-AM-14-078*	276.0	559.3	283.3	0.30	0.02	0.47	0.010
including	346.0	402.0	56.0	0.37	0.01	0.56	0.012
including	426.0	518.0	92.0	0.34	0.02	0.59	0.012

Notes:
•	Holes marked with “*” ended in mineralization.
•	Drill holes were not drilled in numerical order and those not listed in the table have been previously released (see January 21, 2015 news release).
•	Drill intersections are based on drilled core lengths and may not reflect the true width of mineralization.

Approximately half of the reported drill hole intervals include sections with higher than average copper grades, many in the 0.40% to 0.50% copper range.  In addition, several holes returned intervals with higher than average gold (0.08 to 0.13 grams per tonne (“g/t”)) and silver grades (1.35 to 2.58 g/t), including holes EG-AM-14-043, 059, 067, 070, 071 and 073.  Several of the reported holes also intersected significantly higher than average molybdenum grades (0.010 to 0.033% Mo).

RC pre-collars were generally restricted to barren, overlying volcanics.  Drilling changed to HQ  diameter core, which was continually sampled over 2 metre intervals once mineralized rocks of the Yerington batholith were encountered or hole conditions dictated the change to core.  Depths of current holes ranged from 324.9 metres to 771.0 metres, depending on each relative position within the Phase 5 pit, and hole angles varied from -60 to -90 degrees.

The 2012 PEA envisions a 24 year conventional open pit mine and sulphide flotation mill operating at a throughput rate of 100,000 tonnes per day and is based on mineralization contained within the Phase 5 pit.  Over the life-of-mine, the 2012 PEA estimates average copper recovery of approximately 93%, producing a clean, 30% copper concentrate with average annual production of 214 million pounds of copper.  There is potential to increase the mine life of Ann Mason through additional drilling and engineering studies.

The 2012 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2012 PEA will be realized.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

RC chips and split core samples were prepared at Acme Analytical Laboratories (ACME) in Elko and Reno, Nevada and shipped by ACME to their lab in Vancouver, Canada for analyses.  Prepared standards, blanks and duplicates are inserted at the project site to monitor the quality control of the assay data.  Entrée has a chain of custody program to ensure sample security during all stages of sample collection, cutting, shipping and storage.

Drill intersections described in this news release are based on drilled core lengths and may not reflect the true width of mineralization.

MONGOLIA UPDATE

Entrée met with delegates sent by the Government of Mongolia to the Prospectors and Developers Association of Canada annual conference, held in Toronto from March 1-4, 2015.  Among other things, the parties discussed some of the positive changes that have recently been made in Mongolia.  Entrée continues to engage with the Government of Mongolia, Rio Tinto, Turquoise Hill Resources and Oyu Tolgoi LLC in relation to Entrée’s assets in Mongolia. The Company remains confident that Oyu Tolgoi stakeholders will ultimately resolve all outstanding issues so that underground development of the Oyu Tolgoi project, including Lift 1 of the Hugo North Extension deposit, can proceed.

2012 PEA AND QUALIFIED PERSON

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration, a Qualified Person as defined by National Instrument 43-101, has approved the technical information in this release.

The 2012 PEA titled “Amended and Restated Preliminary Economic Assessment on the Ann Mason Project, Nevada, U.S.A.” with an effective date of October 24, 2012, amended October 15, 2014, was prepared by AGP Mining Consultants Inc. and is available on SEDAR at www.sedar.com.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Nevada and Mongolia.  Entrée has been advancing its Ann Mason project in one of the world’s most favourable mining jurisdictions, Nevada.  The Ann Mason project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.

Additionally, as a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world’s largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.

Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 12%, 11% and 9% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager Investor Relations Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws.

Forward-looking statements include, but are not limited to, statements with respect to the preparation and release of an updated resource estimate and Preliminary Economic Assessment; the potential for estimating reserves on the Ann Mason deposit; the potential development of Ann Mason; the potential for Ann Mason to serve as a source of feed for smelters; the estimation of mineral reserves and resources; the realization of mineral reserve and resource estimates; anticipated future production, cash flows and mine life; the potential impact of future exploration results on Ann Mason mine design and economics; anticipated capital and operating costs; potential types of mining operations; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; the  potential development of future phases of the Oyu Tolgoi project, including Lift 1 of the Hugo North Extension deposit; the resolution of outstanding issues with the Government of Mongolia; anticipated business activities; corporate strategies; uses of funds; and future financial performance. In certain cases, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information. Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; that the results of preliminary test work are indicative of what the results of future test work will be; that the prices of copper,  gold, molybdenum and silver will remain relatively stable; the effects of general economic  conditions,  changing foreign exchange rates and actions by Rio Tinto, Turquoise Hill and Oyu Tolgoi LLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of, laws, regulation and government practices, including laws, regulation and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as power, water, and appropriate smelting and refining arrangements; uncertainties associated with legal proceedings and negotiations; and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations; risks associated with changes in the attitudes of the governments to foreign investment; discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade inferred mineral resources to indicated or measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors discussed in the section entitled "Risk" in the Company’s most recently filed Management’s Discussion and Analysis and in the Company’s Annual Information Form for the financial year ended December 31, 2013, dated March 27, 2014 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements and information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements and information, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements and information.